UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Planet Technologies, Inc.

(formerly known as Planet Polymer Technologies, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

Bruce A. Backberg
Senior Vice President
The St. Paul Travelers Companies, Inc.
385 Washington Street
St. Paul, Minnesota  55102
(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 200,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 200,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) HC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 200,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 200,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 200,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 200,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Windamere III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 200,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 200,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 30, 2004 (the “Original Statement”) filed by and on behalf of The St. Paul Travelers Companies, Inc. (“The St. Paul”), St. Paul Fire and Marine Insurance Company (“F&M”), Split Rock Partners, LLC (“Split Rock”) and Windamere III, LLC (“Windamere”) with respect to the common stock, no par value (the “Common Stock”), of Planet Technologies, Inc., a California corporation (“Planet Technologies”).  The St. Paul, F&M, Split Rock and Windamere are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement.  All terms used but not defined in this Amendment No. 1 are as defined in the Original Statement.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 1.	Security and Issuer

Item 2.	Identity and Background
The Reporting Persons hereby add the following disclosure to this Item 2:

Certain information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons has changed since the filing of the Original Statement and is set forth in Exhibit 1.1 attached hereto and incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons hereby add the following disclosure to this Item 3:

On December 17, 2004, Windamere purchased in a private placement offering, an additional 100,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $250,000.  Corporate funds of Windamere were used to purchase the shares.

No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 1 were borrowed.

Item 4.	Purpose of Transaction
The Reporting Persons hereby add the following disclosure to this Item 4:

On December 17, 2004, Windamere purchased in a private placement offering, an additional 100,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $250,000.  Corporate funds of Windamere were used to purchase the shares.

No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 1 were borrowed.

Item 5.	Interest in Securities of the Issuer

(a)           1.             Amount beneficially owned:  Each of the Reporting Persons may be deemed to own beneficially 200,000 shares of Common Stock of Planet Technologies.  F&M is a wholly owned subsidiary of The St. Paul.  F&M owns a controlling interest in Windamere.  Windamere is managed by the Managing Member, Scott L. Glenn; however, investments or dispositions in excess of certain amounts must be approved by the board of directors of Windamere.  Split Rock has the right to appoint a majority of the members of the board of directors of Windamere.  Decisions by Split Rock with respect to who to appoint as Windamere directors are made by a two-thirds vote of the four Split Rock Managing Directors.  Windamere is the record owner of 200,000 shares of Common Stock.  By virtue of the affiliate relationships among the Reporting Persons, each Reporting Person may be deemed to own beneficially all of the shares described in this Amendment No. 1.

2. Percent of class: Reporting Persons: 9.7%. The foregoing percentages are calculated based on the 2,060,317 shares of Common Stock reported to be outstanding by the Issuer to the Reporting Persons.
(b) Number of shares as to which each of the Reporting Persons has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	200,000
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	200,000
(c) Other than as reported in this Amendment No. 1 and the Original Statement, no Reporting Person has effected any transaction in the Common Stock of Planet Technologies during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons hereby add the following disclosure to this Item 6:

The additional shares of Common Stock purchased on December 17, 2004 and reported on this Amendment No. 1 as beneficially owned by the Reporting Persons were issued pursuant to a Subscription Agreement between Windamere and Planet Technologies dated December 17, 2004, a copy of which has been filed as Exhibit 5 to this Amendment No. 1 and is incorporated herein by reference.  The shares of Common Stock reported on this Amendment No. 1 are entitled to certain registration rights pursuant to a Registration Rights Agreement dated November 30, 2004 between Planet Technologies and Allergy Free, LLC, a copy of which was filed as Exhibit 4 to the Original Statement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The Reporting Persons hereby add the following exhibits to this Item 7:
Exhibit 1.1

Additional information concerning directors and executive officers of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC and Windamere III, LLC

Exhibit 5	Subcription Agreement dated December 17, 2004 between Windamere III, LLC and Planet Technologies, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 22, 2004

THE ST. PAUL TRAVELERS COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

WINDAMERE III, LLC

By:	/s/ Scott L. Glenn
Scott L. Glenn
Its:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1.1

Additional information concerning directors and executive officers of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC and Windamere III, LLC

Filed herewith.
5	Subcription Agreement dated December 17, 2004 between Windamere III, LLC and Planet Technologies, Inc.	Filed herewith.